Exhibit 99.2

Rogers Communications Inc.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)
Three and nine months ended September 30, 2018 and 2017

Rogers Communications Inc.	1	Third Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
			(restated, see note 2)		(restated, see note 2)

Revenue	4	3,769	3,646	11,158	10,638

Operating expenses:
Operating costs	5	2,149	2,143	6,696	6,572
Depreciation and amortization		558	531	1,647	1,611
Gain on disposition of property, plant and equipment		(5)	—	(16)	(49)
Restructuring, acquisition and other	6	47	59	116	121
Finance costs	7	176	183	588	562
Other expense (income)	8	15	20	(6)	(22)

Income before income tax expense		829	710	2,133	1,843
Income tax expense		235	202	576	497

Net income for the period		594	508	1,557	1,346

Earnings per share:
Basic	9	$1.15	$0.99	$3.02	$2.61
Diluted	9	$1.15	$0.98	$3.01	$2.60
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	2	Third Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Comprehensive Income
(In millions of Canadian dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
		(restated, see note 2)		(restated, see note 2)

Net income for the period	594	508	1,557	1,346

Other comprehensive (loss) income:

Items that will not be reclassified to income
Equity investments measured at fair value through other comprehensive income (FVTOCI):
(Decrease) increase in fair value	(7)	222	(428)	437
Related income tax recovery (expense)	2	(30)	58	(57)

Equity investments measured at FVTOCI	(5)	192	(370)	380

Items that may subsequently be reclassified to income:
Cash flow hedging derivative instruments:
Unrealized (loss) gain in fair value of derivative instruments	(132)	(226)	118	(527)
Reclassification to net income of loss (gain) on debt derivatives	135	332	(249)	634
Reclassification to net income or property, plant and equipment of loss on expenditure derivatives	—	20	5	26
Reclassification to net income for accrued interest	(10)	(11)	(33)	(48)
Related income tax recovery (expense)	14	(2)	5	24

Cash flow hedging derivative instruments	7	113	(154)	109

Share of other comprehensive (loss) income of equity-accounted investments, net of tax	(5)	(5)	5	(19)

Other comprehensive (loss) income for the period	(3)	300	(519)	470

Comprehensive income for the period	591	808	1,038	1,816
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	3	Third Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

		As at September 30	As at December 31	As at January 1
	Note	2018	2017	2017
			(restated, see note 2)	(restated, see note 2)

Assets
Current assets:
Cash and cash equivalents		57	—	—
Accounts receivable		2,085	2,035	1,944
Inventories		383	435	452
Current portion of contract assets	4	944	820	723
Other current assets		456	414	417
Current portion of derivative instruments	10	131	421	91
Total current assets		4,056	4,125	3,627

Property, plant and equipment		11,506	11,143	10,749
Intangible assets		7,203	7,244	7,130
Investments	11	2,124	2,561	2,174
Derivative instruments	10	921	953	1,708
Contract assets	4	457	413	354
Other long-term assets		133	143	156
Deferred tax assets		3	3	8
Goodwill		3,905	3,905	3,905

Total assets		30,308	30,490	29,811

Liabilities and shareholders' equity
Current liabilities:
Bank advances		—	6	71
Short-term borrowings	12	1,903	1,585	800
Accounts payable and accrued liabilities		2,751	2,931	2,783
Income tax payable		170	62	186
Other current liabilities		126	132	285
Contract liabilities		196	278	302
Current portion of long-term debt	13	400	1,756	750
Current portion of derivative instruments	10	68	133	22
Total current liabilities		5,614	6,883	5,199

Provisions		35	35	33
Long-term debt	13	13,465	12,692	15,330
Derivative instruments	10	128	147	118
Other long-term liabilities		564	613	562
Deferred tax liabilities		2,713	2,624	2,285
Total liabilities		22,519	22,994	23,527

Shareholders' equity	14	7,789	7,496	6,284

Total liabilities and shareholders' equity		30,308	30,490	29,811

Subsequent event	14
Contingent liabilities	17
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	4	Third Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Changes in Shareholders' Equity
(In millions of Canadian dollars, except number of shares, unaudited)

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2018	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, December 31, 2017 (restated, see note 2)	72	112,407	405	402,403	6,074	1,013	(63)	(5)	7,496
Adjustments pertaining to IFRS 9 adoption (see note 2)	—	—	—	—	(4)	—	—	—	(4)
Balances, January 1, 2018 (restated, see note 2)	72	112,407	405	402,403	6,070	1,013	(63)	(5)	7,492
Net income for the period	—	—	—	—	1,557	—	—	—	1,557

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	(370)	—	—	(370)
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	(154)	—	(154)
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	5	5
Total other comprehensive income (loss)	—	—	—	—	—	(370)	(154)	5	(519)
Comprehensive income for the period	—	—	—	—	1,557	(370)	(154)	5	1,038

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(741)	—	—	—	(741)
Shares issued on exercise of stock options	—	—	—	2	—	—	—	—	—
Share class exchange	(1)	(1,252)	1	1,252	—	—	—	—	—
Total transactions with shareholders	(1)	(1,252)	1	1,254	(741)	—	—	—	(741)

Balances, September 30, 2018	71	111,155	406	403,657	6,886	643	(217)	—	7,789

	Class A Voting Shares		Class B Non-Voting Shares
Nine months ended September 30, 2017	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	FVTOCI investment reserve	Hedging reserve	Equity investment reserve	Total shareholders' equity
Balances, January 1, 2017 (restated, see note 2)	72	112,412	405	402,396	5,262	642	(107)	10	6,284
Net income for the period (restated, see note 2)	—	—	—	—	1,346	—	—	—	1,346

Other comprehensive income (loss):
FVTOCI investments, net of tax	—	—	—	—	—	380	—	—	380
Derivative instruments accounted for as hedges, net of tax	—	—	—	—	—	—	109	—	109
Share of equity-accounted investments, net of tax	—	—	—	—	—	—	—	(19)	(19)
Total other comprehensive income (loss)	—	—	—	—	—	380	109	(19)	470
Comprehensive income for the period	—	—	—	—	1,346	380	109	(19)	1,816

Transactions with shareholders recorded directly in equity:
Dividends declared	—	—	—	—	(741)	—	—	—	(741)
Shares issued on exercise of stock options	—	—	—	2	—	—	—	—	—
Share class exchange	—	(5)	—	5	—	—	—	—	—
Total transactions with shareholders	—	(5)	—	7	(741)	—	—	—	(741)

Balances, September 30, 2017 (restated, see note 2)	72	112,407	405	402,403	5,867	1,022	2	(9)	7,359
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	5	Third Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2018	2017	2018	2017
			(restated, see note 2)		(restated, see note 2)
Operating activities:
Net income for the period		594	508	1,557	1,346
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		558	531	1,647	1,611
Program rights amortization		9	13	39	49
Finance costs	7	176	183	588	562
Income tax expense		235	202	576	497
Post-employment benefits contributions, net of expense		31	35	(38)	(24)
Gain on disposition of property, plant and equipment		(5)	—	(16)	(49)
Recovery on wind down of shomi	8	—	—	—	(20)
Net change in contract asset balances	4	(74)	(32)	(168)	(61)
Other		20	12	15	41
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		1,544	1,452	4,200	3,952
Change in non-cash operating working capital items	18	77	251	(72)	(147)
Cash provided by operating activities before income taxes paid and interest paid		1,621	1,703	4,128	3,805
Income taxes paid		(125)	(87)	(316)	(399)
Interest paid		(192)	(239)	(575)	(610)

Cash provided by operating activities		1,304	1,377	3,237	2,796

Investing activities:
Capital expenditures	18	(700)	(658)	(1,962)	(1,595)
Additions to program rights		(16)	(5)	(28)	(38)
Changes in non-cash working capital related to capital expenditures and intangible assets		(37)	96	(232)	8
Acquisitions and other strategic transactions, net of cash acquired		—	—	—	(184)
Other		5	(29)	16	(81)

Cash used in investing activities		(748)	(596)	(2,206)	(1,890)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	12	(255)	(204)	252	1,021
Net repayment of long-term debt	13	—	(183)	(823)	(1,031)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	10	16	(108)	362	(119)
Transaction costs incurred	13	(2)	—	(18)	—
Dividends paid		(247)	(247)	(741)	(741)

Cash used in financing activities		(488)	(742)	(968)	(870)

Change in cash and cash equivalents		68	39	63	36
Bank advances, beginning of period		(11)	(74)	(6)	(71)

Cash and cash equivalents (bank advances), end of period		57	(35)	57	(35)
The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Rogers Communications Inc.	6	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI's shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

During the nine months ended September 30, 2018, Wireless and Cable were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Statement of Compliance
We prepared our interim condensed consolidated financial statements for the three and nine months ended September 30, 2018 (third quarter 2018 interim financial statements) in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB), following the same accounting policies and methods of application as those disclosed in our annual audited consolidated financial statements for the year ended December 31, 2017 (2017 financial statements) with the exception of new accounting policies that were adopted on January 1, 2018 as described in note 2. These third quarter 2018 interim financial statements were approved by the Audit and Risk Committee of RCI's Board of Directors on October 18, 2018.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The notes presented in these third quarter 2018 interim financial statements include only significant transactions and changes occurring for the nine months since our year-end of December 31, 2017 and do not include all disclosures required by International Financial Reporting Standards (IFRS) as issued by the IASB for annual financial statements. These third quarter 2018 interim financial statements should be read in conjunction with the 2017 financial statements.

Our operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results and thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. All dollar amounts are in Canadian dollars unless otherwise stated.

Amended Accounting Pronouncements Adopted in 2018
We adopted new amendments to the following accounting standards effective for our interim and annual consolidated financial statements commencing January 1, 2018. These changes did not have a material impact on our financial results.

•	IFRS 2, Share-based payment

•	IFRIC 22, Foreign currency transactions and advance consideration

Rogers Communications Inc.	7	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

New Accounting Standards
We adopted the following new accounting standards effective January 1, 2018.

IFRS 15 - Revenue from contracts with customers (IFRS 15)
IFRS 15 supersedes previous accounting standards for revenue, including IAS 18, Revenue (IAS 18) and IFRIC 13, Customer loyalty programmes (IFRIC 13).

IFRS 15 introduced a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1. identify the contract with a customer;
2. identify the performance obligations in the contract;
3. determine the transaction price;
4. allocate the transaction price to the performance obligations in the contract; and
5. recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of this new standard has significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This affects our Wireless arrangements that bundle equipment and service together into monthly service fees, which results in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts. The application of IFRS 15 does not affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Previously, such costs were expensed as incurred.

In addition, new assets and liabilities have been recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset and contract liability is recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

Significant judgment is needed to determine whether a promise to deliver goods or services is considered distinct and in determining the costs that are incremental to obtaining a contract with a customer.

We have made a policy choice to adopt IFRS 15 with full retrospective application, subject to certain practical expedients. As a result, all comparative information in these financial statements has been prepared as if IFRS 15 had been in effect since January 1, 2017. The accounting policies set out in note 4 have been applied in preparing the condensed consolidated financial statements as at and for the three and nine months ended September 30, 2018, the comparative information presented in these condensed consolidated financial statements as at and for the three and nine months ended September 30, 2017, and for the opening condensed consolidated statement of financial position as at January 1, 2017. In preparing our condensed consolidated statements of financial position as at January 1, 2017 and December 31, 2017, we have adjusted amounts previously reported in financial statements prepared in accordance with previous IFRS on revenue recognition, including IAS 18 and IFRIC 13.

Upon adoption of, and transition to, IFRS 15, we elected to utilize the following practical expedients, allowing us to:

•	recognize the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that we would have otherwise recognized would have been one year or less;

•
not disclose, on an annual basis, the unsatisfied portions of performance obligations related to contracts with a duration of one year or less or where the revenue we recognize is equal to the amount invoiced to the customer; and

•
not adjust the total consideration over the contract term for effects of a significant financing component, if we expect that the period between when we would transfer our good or service to the customer and when the customer would pay for the good or service would be one year or less.

Rogers Communications Inc.	8	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Reconciliation of condensed consolidated statements of income for the three and nine months ended September 30, 2017
Below is the effect of transition to IFRS 15 on our condensed consolidated statements of income for the three and nine months ended September 30, 2017, all of which pertain to our Wireless segment.

			Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except per share amounts)	Reference	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated

Revenue	i, iii	3,581	65	3,646	10,511	127	10,638

Operating expenses:
Operating costs	ii, iii	2,133	10	2,143	6,519	53	6,572
Depreciation and amortization		531	—	531	1,611	—	1,611
Gain on disposition of property, plant and equipment		—	—	—	(49)	—	(49)
Restructuring, acquisition and other		59	—	59	121	—	121
Finance costs		183	—	183	562	—	562
Other expense (income)		20	—	20	(22)	—	(22)

Income before income tax expense		655	55	710	1,769	74	1,843
Income tax expense		188	14	202	477	20	497

Net income for the period		467	41	508	1,292	54	1,346

Earnings per share:
Basic		$0.91	$0.08	$0.99	$2.51	$0.10	$2.61
Diluted		$0.91	$0.07	$0.98	$2.50	$0.10	$2.60

Rogers Communications Inc.	9	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Reconciliation of condensed consolidated statements of financial position as at January 1, 2017 and December 31, 2017
Below is the effect of transition to IFRS 15 on our condensed consolidated statements of financial position as at January 1, 2017 and December 31, 2017.

		As at January 1, 2017			As at December 31, 2017
(in millions of dollars)	Reference	As previously reported	Adjustments	Restated	As previously reported	Adjustments	Restated

Assets
Current assets:
Accounts receivable		1,949	(5)	1,944	2,041	(6)	2,035
Inventories	iii	315	137	452	313	122	435
Current portion of contract assets	i	—	723	723	—	820	820
Other current assets	ii	215	202	417	197	217	414
Current portion of derivative instruments		91	—	91	421	—	421
Total current assets		2,570	1,057	3,627	2,972	1,153	4,125

Property, plant and equipment		10,749	—	10,749	11,143	—	11,143
Intangible assets		7,130	—	7,130	7,244	—	7,244
Investments		2,174	—	2,174	2,561	—	2,561
Derivative instruments		1,708	—	1,708	953	—	953
Contract assets	i	—	354	354	—	413	413
Other long-term assets	ii	98	58	156	82	61	143
Deferred tax assets		8	—	8	3	—	3
Goodwill		3,905	—	3,905	3,905	—	3,905

Total assets		28,342	1,469	29,811	28,863	1,627	30,490

Liabilities and shareholders' equity
Current liabilities:
Bank advances		71	—	71	6	—	6
Short-term borrowings		800	—	800	1,585	—	1,585
Accounts payable and accrued liabilities		2,783	—	2,783	2,931	—	2,931
Income tax payable		186	—	186	62	—	62
Other current liabilities [1]	iii	134	151	285	4	128	132
Contract liabilities [2]	i	367	(65)	302	346	(68)	278
Current portion of long-term debt		750	—	750	1,756	—	1,756
Current portion of derivative instruments		22	—	22	133	—	133
Total current liabilities		5,113	86	5,199	6,823	60	6,883

Provisions		33	—	33	35	—	35
Long-term debt		15,330	—	15,330	12,692	—	12,692
Derivative instruments		118	—	118	147	—	147
Other long-term liabilities		562	—	562	613	—	613
Deferred tax liabilities		1,917	368	2,285	2,206	418	2,624
Total liabilities		23,073	454	23,527	22,516	478	22,994

Shareholders' equity		5,269	1,015	6,284	6,347	1,149	7,496

Total liabilities and shareholders' equity		28,342	1,469	29,811	28,863	1,627	30,490

[1]	Previously reported as "current portion of provisions".

[2]	Previously reported as "unearned revenue".

The application of IFRS 15 did not affect our cash flow totals from operating, investing, or financing activities.

i) Contract assets and liabilities
Contract assets arise primarily as a result of the difference between revenue recognized on the sale of a wireless device at the onset of a term contract and the cash collected at the point of sale. Revenue recognized at point of sale requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, revenue is recognized earlier than previously reported, with a larger allocation to equipment revenue. Prior to the adoption of IFRS 15, the amount allocated to equipment revenue was limited to the non-contingent consideration received at the point of sale when recovery of the remaining consideration in the contract was contingent upon the delivery of future services.

Rogers Communications Inc.	10	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

We record a contract liability when we receive payment from a customer in advance of providing goods and services. We account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

All contract assets are recorded net of an allowance for expected credit losses, measured in accordance with IFRS 9.

ii) Deferred commission cost assets
Under IFRS 15, we defer incremental commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them to operating expenses over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

iii) Inventories and other current liabilities
Under IFRS 15, we determine when the customer obtains control of the distinct good or service. For affected transactions, we have defined our customer as the end subscriber and determined that they obtain control when they receive possession of a wireless device, which typically occurs upon activation. For certain transactions through third-party dealers and other retailers, the timing of when the customer obtains control of a wireless device will be deferred in comparison to our previous policy, where revenue was recognized when the wireless device was delivered and accepted by the independent dealer. This results in a greater inventory balance and a corresponding increase in other current liabilities.

IFRS 9 - Financial instruments (IFRS 9)
In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. We have adopted IFRS 9 on a retrospective basis; however, our 2017 comparatives were not restated because it was not possible to do so without the use of hindsight.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI), and fair value through profit and loss (FVTPL). Under IFRS 9, we have irrevocably elected to present subsequent changes in the fair value of our equity investments that are neither held-for-trading nor contingent consideration arising from a business combination in other comprehensive income with no reclassification of net gains and losses to net income. For these equity investments, any impairment on the instrument will be recorded in other comprehensive income, and cumulative gains or losses in other comprehensive income will not be reclassified into net income, including upon disposal.

As a result, our previous "available-for-sale financial asset reserve" will now be referred to as the "FVTOCI investment reserve". This reserve represents the accumulated change in fair value of our equity investments that are measured at FVTOCI less accumulated impairment losses related to the investments and accumulated amounts reclassified into equity.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. A portion of our trade receivables required an incremental loss allowance in order to comply with the requirements of IFRS 9; as a result, we recognized a $4 million decrease to accounts receivable and a corresponding decrease to retained earnings within shareholders' equity effective January 1, 2018. In addition, the expected loss allowance using the lifetime credit loss approach is applied to contract assets under IFRS 15. There is no significant effect on the carrying value of our other financial instruments under IFRS 9 related to this new requirement.

The new hedge accounting guidance aligns hedge accounting more closely with an entity's risk management objectives and strategies. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship, primarily from a qualitative standpoint. This is not expected to have an effect on our reported results and will simplify our application of effectiveness tests going forward.

Rogers Communications Inc.	11	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Below is a summary showing the classification and measurement bases of our financial instruments as at January 1, 2018 as a result of adopting IFRS 9 (along with a comparison to IAS 39).

Financial instrument	IAS 39	IFRS 9

Financial assets
Cash and cash equivalents	Loans and receivables (amortized cost)	Amortized cost
Accounts receivable	Loans and receivables (amortized cost)	Amortized cost
Investments	Available-for-sale (FVTOCI) [1]	FVTOCI with no reclassification to net income

Financial liabilities
Bank advances	Other financial liabilities (amortized cost)	Amortized cost
Short-term borrowings	Other financial liabilities (amortized cost) [2]	Amortized cost
Accounts payable	Other financial liabilities (amortized cost)	Amortized cost
Accrued liabilities	Other financial liabilities (amortized cost)	Amortized cost
Long-term debt	Other financial liabilities (amortized cost) [2]	Amortized cost

Derivatives [3]
Debt derivatives [4]	Held-for-trading (FVTOCI where subject to hedge accounting and FVTPL)	FVTOCI and FVTPL
Bond forwards	Held-for-trading (FVTOCI under hedge accounting)	FVTOCI
Expenditure derivatives	Held-for-trading (FVTOCI under hedge accounting)	FVTOCI
Equity derivatives	Held-for-trading (FVTPL) [5]	FVTPL

[1]
Subsequently measured at fair value with changes recognized in other comprehensive income. The net change subsequent to initial recognition, in the case of investments, is reclassified into net income upon disposal of the investment or when the investment becomes impaired.

[2]	Subsequently measured at amortized cost using the effective interest method.

[3]
The derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[4]
Debt derivatives related to our senior notes and debentures have been designated as hedges for accounting purposes and will be classified as FVTOCI. Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and will be classified as FVTPL.

[5]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

Recent Accounting Pronouncements Not Yet Adopted
The IASB has issued IFRS 16, Leases, effective for January 1, 2019. This change is not yet adopted by us and will have an impact on future periods. This new standard is described in our 2017 financial statements. We continue to assess the impact of this standard on our consolidated financial statements and we are progressing with the implementation of this standard. A new system is being implemented that will enable us to comply with the requirements of the standard on a contract-by-contract basis. We continue to evaluate our accounting policy determinations and have commenced the data validation process, both of which we expect will continue throughout 2018. We plan to adopt IFRS 16 with the cumulative effect of initial application recognized as an adjustment to opening equity on January 1, 2019. We intend to disclose the estimated financial effects of the adoption of IFRS 16 in our 2018 annual audited consolidated financial statements.

NOTE 3: SEGMENTED INFORMATION

Our reportable segments are Wireless, Cable, and Media. All three segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenues and costs. We follow the same accounting policies for our segments as those described in note 2. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. We account for transactions between reportable segments in the same way we account for transactions with external parties, however eliminate them on consolidation.

Effective January 1, 2018, we redefined our reportable segments as a result of technological evolution and the increased overlap between the various product offerings within our legacy Cable and legacy Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. Effective January 1, 2018, the results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products were previously reported within Corporate items and intercompany eliminations. We have retrospectively amended our 2017 comparative segment results to account for this redefinition.

Rogers Communications Inc.	12	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The Chief Executive Officer and Chief Financial Officer of RCI are, collectively, our chief operating decision maker and regularly review our operations and performance by segment. Effective January 1, 2018, they review adjusted EBITDA as the key measure of profit for the purpose of assessing performance of each segment and to make decisions about the allocation of resources. Adjusted EBITDA is defined as income before depreciation and amortization; (gain) loss on disposition of property, plant and equipment; restructuring, acquisition and other; finance costs; other (income) expense; and income tax expense. Previously, our chief operating decision maker reviewed adjusted operating profit as the key measure of profit; however, we believe adjusted EBITDA more fully reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense, which has been allocated to each of our reportable segments.

Information by Segment

Three months ended September 30, 2018	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,331	983	488	(33)	3,769

Operating costs	5	1,232	493	415	9	2,149

Adjusted EBITDA		1,099	490	73	(42)	1,620

Depreciation and amortization						558
Gain on disposition of property, plant and equipment						(5)
Restructuring, acquisition and other	6					47
Finance costs	7					176
Other expense	8					15

Income before income taxes						829

Three months ended September 30, 2017	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	2,203	977	516	(50)	3,646

Operating costs	5	1,186	506	455	(4)	2,143

Adjusted EBITDA		1,017	471	61	(46)	1,503

Depreciation and amortization						531
Restructuring, acquisition and other	6					59
Finance costs	7					183
Other expense	8					20

Income before income taxes						710

Rogers Communications Inc.	13	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Nine months ended September 30, 2018	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	6,736	2,943	1,628	(149)	11,158

Operating costs	5	3,674	1,558	1,472	(8)	6,696

Adjusted EBITDA		3,062	1,385	156	(141)	4,462

Depreciation and amortization						1,647
Gain on disposition of property, plant and equipment						(16)
Restructuring, acquisition and other	6					116
Finance costs	7					588
Other income	8					(6)

Income before income taxes						2,133

Nine months ended September 30, 2017	Note	Wireless	Cable	Media	Corporate items and eliminations	Consolidated totals
(In millions of dollars)

Revenue	4	6,281	2,913	1,627	(183)	10,638

Operating costs	5	3,520	1,571	1,537	(56)	6,572

Adjusted EBITDA		2,761	1,342	90	(127)	4,066

Depreciation and amortization						1,611
Gain on disposition of property, plant and equipment						(49)
Restructuring, acquisition and other	6					121
Finance costs	7					562
Other income	8					(22)

Income before income taxes						1,843

NOTE 4: REVENUE

Accounting Policy
Contracts with customers
We record revenue from contracts with customers in accordance with the five steps in IFRS 15 as follows:

1.	identify the contract with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price, which is the total consideration provided by the customer;

4.	allocate the transaction price among the performance obligations in the contract based on their relative fair values; and

5.	recognize revenue when the relevant criteria are met for each performance obligation.

Many of our products and services are sold in bundled arrangements (e.g. wireless handsets, and voice and data services). Items in these arrangements are accounted for as separate performance obligations if the item meets the definition of a distinct good or service. We also determine whether a customer can modify their contract within predefined terms such that we are not able to enforce the transaction price agreed to, but can only contractually enforce a lower amount. In situations such as these, we allocate revenue between performance obligations using the minimum enforceable rights and obligations and any excess amount is recognized as revenue as it is earned.

Revenue for each performance obligation is recognized either over time (e.g. services) or at a point in time (e.g. equipment). For performance obligations satisfied over time, revenue is recognized as the services are provided. These services are typically provided, and thus recognized, on a monthly basis. Revenue for performance obligations satisfied at a point in time is recognized when control of the item (or service) transfers to the customer. Typically, this is when the customer activates the goods (e.g. in the case of a wireless handset) or has physical possession of the goods (e.g. other

Rogers Communications Inc.	14	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

equipment). Below, we have outlined the nature of the various performance obligations in our contracts with customers and when we recognize performance on those obligations.

Performance obligations from contracts with customers	Timing of satisfaction of the performance obligation
Wireless airtime and data services, cable, telephony, Internet, and smart home monitoring services, network services, media subscriptions, and rental of equipment	As the service is provided (usually monthly)
Roaming, long-distance, and other optional or non-subscription services, pay-per-use services, and other sales of products	As the service is provided or product is delivered
Wireless devices and related equipment	Upon activation or purchase by the end customer
Installation services for Cable subscribers	When the services are performed
Advertising	When the advertising airs on our radio or television stations, is featured in our publications, or displayed on our digital properties
Subscriptions by television stations for subscriptions from cable and satellite providers	When the services are delivered to cable and satellite providers' subscribers (usually monthly)
Toronto Blue Jays' home game admission and concessions	When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays, radio, and television broadcast agreements	When the related games are aired
Sublicensing of program rights	Over the course of the applicable licence period

We also recognize interest revenue on credit card receivables using the effective interest method in accordance with IFRS 9.

Contract assets and liabilities
We record a contract asset when we have provided goods and services to our customer but our right to related consideration for the performance obligation is conditional on satisfying other performance obligations. Contract assets primarily relate to our rights to consideration for the transfer of wireless handsets.

We record a contract liability when we receive payment from a customer in advance of providing goods and services. This includes subscriber deposits, deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods.

We account for contract assets and liabilities on a contract-by-contract basis, with each contract presented as either a net contract asset or a net contract liability accordingly.

Deferred commission cost assets
We defer the incremental costs we incur to obtain or fulfill a contract with a customer over their expected period of benefit to the extent they are recoverable. These costs include certain commissions paid to internal and external representatives. We therefore defer them as deferred commission cost assets in other assets and amortize them to operating costs over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

Use of Estimates and Judgments
Estimates
We use estimates in the following key areas:

•	determining the transaction price of our contracts requires estimating the amount of revenue we expect to be entitled to for delivering the performance obligations within a contract; and

•	determining the stand-alone selling price of performance obligations and the allocation of the transaction price between performance obligations.

Determining the transaction price
The transaction price is the amount of consideration that is enforceable and to which we expect to be entitled in exchange for the goods and services we have promised to our customer. We determine the transaction price by considering the terms of the contract and business practices that are customary within that particular line of business. Discounts, rebates, refunds, credits, price concessions, incentives, penalties, and other similar items are reflected in the transaction price at contract inception.

Determining the stand-alone selling price and the allocation of the transaction price
The transaction price is allocated to performance obligations based on the relative stand-alone selling prices of the distinct goods or services in the contract. The best evidence of a stand-alone selling price is the observable price of a good or service when the entity sells that good or service separately in similar circumstances and to similar customers. If a stand-alone selling price is not directly observable, we estimate the stand-alone selling price taking into account reasonably available information relating to the market conditions, entity-specific factors, and the class of customer.

Rogers Communications Inc.	15	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

In determining the stand-alone selling price, we allocate revenue between performance obligations based on expected minimum enforceable amounts to which Rogers is entitled. Any amounts above the minimum enforceable amounts are recognized as revenue as they are earned.

Judgments
We make significant judgments in determining whether a promise to deliver goods or services is considered distinct and in determining the costs that are incremental to obtaining a contract with a customer.

Distinct goods and services
We make judgments in determining whether a promise to deliver goods or services is considered distinct. We account for individual products and services separately if they are distinct (i.e. if a product or service is separately identifiable from other items in the bundled package and if the customer can benefit from it). The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. For items that are not sold separately (e.g. third-party gift cards), we estimate stand-alone selling prices using the adjusted market assessment approach.

Determining costs to obtain or fulfill a contract
Determining the costs we incur to obtain or fulfill a contract that meet the deferral criteria within IFRS 15 requires us to make significant judgments. We expect incremental commission fees paid to internal and external representatives as a result of obtaining contracts with customers to be recoverable.

Contract Assets
Below is a summary of the current and long-term portions of contract assets from contracts with customers and the significant changes in those balances during the three and nine months ended September 30, 2018 and 2017.

	Three months ended September 30		Nine months ended September 30
(in millions of dollars)	2018	2017	2018	2017

Balance, beginning of period	1,327	1,106	1,233	1,077
Additions from new contracts with customers, net of terminations and renewals	385	297	1,059	828
Amortization of contract assets to accounts receivable	(311)	(265)	(891)	(767)

Balance, end of period	1,401	1,138	1,401	1,138

Deferred Commission Cost Assets
Below is a summary of the changes in the deferred commission cost assets recognized from the incremental costs incurred to obtain contracts with customers during the three and nine months ended September 30, 2018 and 2017. We believe these amounts to be recoverable through the revenue earned from the related contracts. The deferred commission cost assets are presented within other current assets (when they will be amortized into net income within twelve months of the date of the financial statements) or other long-term assets.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Additions to deferred commission cost assets	84	82	242	222
Amortization recognized on deferred commission cost assets	(82)	(74)	(242)	(217)

Rogers Communications Inc.	16	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Disaggregation of Revenue

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
(In millions of dollars)		(restated, see note 2)		(restated, see note 2)

Wireless
Service revenue	1,837	1,757	5,285	5,041
Equipment revenue	494	446	1,451	1,240

Total Wireless	2,331	2,203	6,736	6,281

Cable
Internet	534	495	1,578	1,459
Television	357	377	1,079	1,129
Phone	88	101	277	313
Service revenue	979	973	2,934	2,901
Equipment revenue	4	4	9	12

Total Cable	983	977	2,943	2,913

Total Media	488	516	1,628	1,627

Corporate items and intercompany eliminations	(33)	(50)	(149)	(183)

Total revenue	3,769	3,646	11,158	10,638

NOTE 5: OPERATING COSTS

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
(In millions of dollars)		(restated, see note 2)		(restated, see note 2)

Cost of equipment sales	526	487	1,584	1,395
Merchandise for resale	54	55	163	170
Other external purchases	1,001	1,015	3,312	3,341
Employee salaries, benefits, and stock-based compensation	568	586	1,637	1,666

Total operating costs	2,149	2,143	6,696	6,572

NOTE 6: RESTRUCTURING, ACQUISITION AND OTHER

During the three and nine months ended September 30, 2018, we incurred $47 million and $116 million (2017 - $59 million and $121 million), respectively, in restructuring, acquisition and other expenses. These expenses in 2018 and 2017 primarily consisted of severance costs associated with the targeted restructuring of our employee base.

Rogers Communications Inc.	17	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 7: FINANCE COSTS

		Three months ended September 30		Nine months ended September 30
(In millions of dollars)	Note	2018	2017	2018	2017

Interest on borrowings [1]		173	185	536	556
Interest on post-employment benefits liability		5	3	10	9
Loss on repayment of long-term debt	13	—	—	28	—
(Gain) loss on foreign exchange		(27)	(66)	46	(115)
Change in fair value of derivative instruments		27	61	(32)	109
Capitalized interest		(5)	(5)	(15)	(13)
Other		3	5	15	16

Total finance costs		176	183	588	562

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

NOTE 8: OTHER EXPENSE (INCOME)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Losses (income) from associates and joint ventures	20	19	17	(25)
Other investment (income) losses	(5)	1	(23)	3

Total other expense (income)	15	20	(6)	(22)

During the nine months ended September 30, 2017, we recognized a $20 million provision reversal related to the wind down of shomi, which was recorded in income from associates and joint ventures.

NOTE 9: EARNINGS PER SHARE

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
(In millions of dollars, except per share amounts)		(restated, see note 2)		(restated, see note 2)

Numerator (basic) - Net income for the period	594	508	1,557	1,346

Denominator - Number of shares (in millions):
Weighted average number of shares outstanding - basic	515	515	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	1	1	1	2

Weighted average number of shares outstanding - diluted	516	516	516	517

Earnings per share:
Basic	$1.15	$0.99	$3.02	$2.61
Diluted	$1.15	$0.98	$3.01	$2.60

For the nine months ended September 30, 2018, accounting for outstanding share-based payments using the equity-settled method for stock-based compensation was determined to be more dilutive than using the cash-settled method. As a result, net income for the nine months ended September 30, 2018 was reduced by $2 million in the diluted earnings per share calculation. There was no such effect for the three months ended September 30, 2018 or for the three and nine months ended September 30, 2017.

A total of 37,715 and 527,550 options were out of the money for the three and nine months ended September 30, 2018, respectively (2017 - nil and 489,835). These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

Rogers Communications Inc.	18	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 10: FINANCIAL INSTRUMENTS

Derivative Instruments
We use derivative instruments to manage financial risks related to our business activities. These include debt derivatives, bond forwards, expenditure derivatives, and equity derivatives. We only use derivatives to manage risk and not for speculative purposes.

Debt derivatives
We use cross-currency interest exchange agreements (debt derivatives) to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated senior notes and debentures, credit facility borrowings, and US dollar-denominated commercial paper (US CP) borrowings (see note 12). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. Debt derivatives related to our credit facility and US CP borrowings have not been designated as hedges for accounting purposes.

The tables below summarize the debt derivatives we entered into and settled related to our credit facility borrowings and US CP program during the three and nine months ended September 30, 2018 and 2017.

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	—	—	—	125	1.26	157
Debt derivatives settled	—	—	—	125	1.26	157
Net cash paid			—			(1)

US commercial paper program
Debt derivatives entered	4,314	1.31	5,649	11,436	1.29	14,726
Debt derivatives settled	4,503	1.31	5,877	11,213	1.29	14,413
Net cash received			16			37

		Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facilities
Debt derivatives entered	335	1.29	433	1,510	1.33	2,001
Debt derivatives settled	485	1.31	636	1,660	1.33	2,202
Net cash paid			(20)			(21)

US commercial paper program
Debt derivatives entered	3,096	1.26	3,896	6,126	1.30	7,979
Debt derivatives settled	3,290	1.25	4,127	5,566	1.29	7,192
Net cash paid			(88)			(98)

As at September 30, 2018, we had nil and US$967 million notional amount of debt derivatives outstanding relating to our credit facility borrowings and US CP program (December 31, 2017 - nil and US$746 million), respectively.

As at September 30, 2018, we had US$6,050 million (December 31, 2017 - US$6,700 million) in US dollar-denominated senior notes and debentures, of which all of the associated foreign exchange risk had been hedged using debt derivatives.

We did not enter into any debt derivatives related to senior notes during the three months ended September 30, 2018. During the nine months ended September 30, 2018, concurrent with the issuance of our US$750 million senior notes due 2048, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars.

In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion senior notes that were otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds of $326 million,

Rogers Communications Inc.	19	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

resulting in a net repayment of $1.5 billion, which was separately funded through our US CP program and our bank credit facility.

We did not enter into or settle any debt derivatives related to senior notes and debentures during the three or nine months ended September 30, 2017.

Bond forwards
We use bond forward derivatives (bond forwards) to hedge interest rate risk on the senior notes we expect to issue in the future. We did not enter into or settle any bond forwards during the three or nine months ended September 30, 2018 or 2017. As at September 30, 2018, we had $900 million (December 31, 2017 - $900 million) notional amount of bond forwards outstanding, all of which were designated as hedges for accounting purposes.

Expenditure derivatives
We use foreign currency forward contracts (expenditure derivatives) to manage the foreign exchange risk in our operations, designating them as hedges for accounting purposes for certain of our forecasted operational and capital expenditures.

The tables below summarize the expenditure derivatives we entered into and settled during the three and nine months ended September 30, 2018 and 2017.

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	120	1.30	156	720	1.24	896
Expenditure derivatives settled	210	1.30	273	630	1.30	819

		Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Expenditure derivatives entered	360	1.24	445	840	1.27	1,070
Expenditure derivatives settled	240	1.33	320	705	1.33	940

As at September 30, 2018, we had US$1,290 million notional amount of expenditure derivatives outstanding (December 31, 2017 - US$1,200 million) with terms to maturity ranging from October 2018 to December 2020 (December 31, 2017 - January 2018 to December 2019), at an average rate of $1.25/US$ (December 31, 2017 - $1.28/US$).

Equity derivatives
We use total return swaps (equity derivatives) to hedge the market price appreciation risk of the RCI Class B Non-Voting common shares (Class B Non-Voting Shares) granted under our stock-based compensation programs. The equity derivatives have not been designated as hedges for accounting purposes.

As at September 30, 2018, we had equity derivatives outstanding for 5.0 million (December 31, 2017 - 5.4 million) Class B Non-Voting Shares with a weighted average price of $51.54 (December 31, 2017 - $51.44).

During the nine months ended September 30, 2018, we settled 0.4 million equity derivatives at a weighted average price of $61.15 for net proceeds of $4 million. During the nine months ended September 30, 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on one million Class B Non-Voting Shares.

We did not enter into any equity derivatives during the three or nine months ended September 30, 2018. We have executed extension agreements for our equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2019 (from April 2018).

Rogers Communications Inc.	20	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Fair Values of Financial Instruments
The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or using market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For those debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair value of each of our bond forwards is determined by discounting to the measurement date the cash flows that result from multiplying the bond forward's notional amount by the difference between the period-end market forward yields and the forward yield in each bond forward.

The fair values of our equity derivatives are based on the quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;

•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices; and

•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at September 30, 2018 or December 31, 2017 and there were no transfers between Level 1, Level 2, or Level 3 during the three or nine months ended September 30, 2018 or 2017.
Below is a summary of our financial instruments carried at fair value as at September 30, 2018 and December 31, 2017.

	Carrying value		Fair value (Level 1)		Fair value (Level 2)
	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31	As at Sept. 30	As at Dec. 31
(In millions of dollars)	2018	2017	2018	2017	2018	2017

Financial assets
Investments, measured at fair value:
Investments in publicly traded companies	1,039	1,465	1,039	1,465	—	—
Derivatives:
Debt derivatives accounted for as cash flow hedges	931	1,301	—	—	931	1,301
Expenditure derivatives accounted for as cash flow hedges	47	5	—	—	47	5
Equity derivatives not accounted for as cash flow hedges	74	68	—	—	74	68

Total financial assets	2,091	2,839	1,039	1,465	1,052	1,374

Financial liabilities
Derivatives:
Debt derivatives accounted for as cash flow hedges	129	149	—	—	129	149
Debt derivatives not accounted for as hedges	17	23	—	—	17	23
Bond forwards accounted for as cash flow hedges	44	64	—	—	44	64
Expenditure derivatives accounted for as cash flow hedges	6	44	—	—	6	44

Total financial liabilities	196	280	—	—	196	280

Rogers Communications Inc.	21	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Below is a summary of the fair value of our long-term debt as at September 30, 2018 and December 31, 2017.

	As at September 30, 2018		As at December 31, 2017
(In millions of dollars)	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]

Long-term debt (including current portion)	13,865	14,799	14,448	16,134

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy.

NOTE 11: INVESTMENTS

	As at September 30	As at December 31
(In millions of dollars)	2018	2017

Investments in:
Publicly traded companies	1,039	1,465
Private companies	168	167
Investments, measured at FVTOCI	1,207	1,632
Investments, associates and joint ventures	917	929

Total investments	2,124	2,561

NOTE 12: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at September 30, 2018 and December 31, 2017.

	As at September 30	As at December 31
(In millions of dollars)	2018	2017

Accounts receivable securitization program	650	650
US commercial paper program	1,253	935

Total short-term borrowings	1,903	1,585

The tables below summarize the activity relating to our short-term borrowings for the three and nine months ended September 30, 2018 and 2017.

		Three months ended September 30, 2018			Nine months ended September 30, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	4,314	1.31	5,649	11,436	1.29	14,726
Repayment of US commercial paper	(4,512)	1.31	(5,904)	(11,232)	1.29	(14,474)
Net (repayment of) proceeds received from US commercial paper			(255)			252

Proceeds received from accounts receivable securitization			—			225
Repayment of accounts receivable securitization			—			(225)
Net proceeds received from accounts receivable securitization			—			—

Net (repayment of) proceeds received on short-term borrowings			(255)			252

Rogers Communications Inc.	22	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

		Three months ended September 30, 2017			Nine months ended September 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Proceeds received from US commercial paper	3,095	1.26	3,897	6,125	1.30	7,981
Repayment of US commercial paper	(3,293)	1.25	(4,131)	(5,572)	1.29	(7,200)
Net (repayment of) proceeds received from US commercial paper			(234)			781

Proceeds received from accounts receivable securitization			80			530
Repayment of accounts receivable securitization			(50)			(290)
Net proceeds received from accounts receivable securitization			30			240

Net (repayment of) proceeds received on short-term borrowings			(204)			1,021

Accounts Receivable Securitization Program
Below is a summary of our accounts receivable securitization program as at September 30, 2018 and December 31, 2017.

	As at September 30	As at December 31
(In millions of dollars)	2018	2017

Trade accounts receivable sold to buyer as security	1,320	1,355
Short-term borrowings from buyer	(650)	(650)

Overcollateralization	670	705

Below is a summary of the activity related to our accounts receivable securitization program for the three and nine months ended September 30, 2018 and 2017.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Accounts receivable securitization program, beginning of period	650	1,010	650	800
Net proceeds received from accounts receivable securitization	—	30	—	240

Accounts receivable securitization program, end of period	650	1,040	650	1,040

US Commercial Paper Program
The tables below summarize the activity relating to our US CP program for the three and nine months ended September 30, 2018 and 2017.

		Three months ended September 30, 2018			Nine months ended September 30, 2018
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	1,159	1.32	1,526	746	1.25	935
Net (repayment of) proceeds received from US commercial paper	(198)	1.29	(255)	204	1.24	252
Discounts on issuance [1]	7	1.29	9	18	1.33	24
(Gain) loss on foreign exchange [1]			(27)			42

US commercial paper program, end of period	968	1.29	1,253	968	1.29	1,253
1 Included in finance costs.

Rogers Communications Inc.	23	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

		Three months ended September 30, 2017			Nine months ended September 30, 2017
	Notional	Exchange	Notional	Notional	Exchange	Notional
(In millions of dollars, except exchange rates)	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

US commercial paper program, beginning of period	754	1.30	978	—	—	—
Net (repayment of) proceeds received from US commercial paper	(198)	1.18	(234)	553	1.41	781
Discounts on issuance [1]	4	1.25	5	7	1.29	9
Gain on foreign exchange [1]			(51)			(92)

US commercial paper program, end of period	560	1.25	698	560	1.25	698
1 Included in finance costs.

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program (see note 10). We have not designated these debt derivatives as hedges for accounting purposes.

NOTE 13: LONG-TERM DEBT

			Principal amount	Interest rate	As at September 30	As at December 31
(In millions of dollars, except interest rates)	Due date				2018	2017

Senior notes	2018	US	1,400	6.800%	—	1,756
Senior notes	2019		400	2.800%	400	400
Senior notes	2019		500	5.380%	500	500
Senior notes	2020		900	4.700%	900	900
Senior notes	2021		1,450	5.340%	1,450	1,450
Senior notes	2022		600	4.000%	600	600
Senior notes	2023	US	500	3.000%	647	627
Senior notes	2023	US	850	4.100%	1,100	1,066
Senior notes	2024		600	4.000%	600	600
Senior notes	2025	US	700	3.625%	907	878
Senior notes	2026	US	500	2.900%	647	627
Senior debentures [1]	2032	US	200	8.750%	259	251
Senior notes	2038	US	350	7.500%	453	439
Senior notes	2039		500	6.680%	500	500
Senior notes	2040		800	6.110%	800	800
Senior notes	2041		400	6.560%	400	400
Senior notes	2043	US	500	4.500%	647	627
Senior notes	2043	US	650	5.450%	841	816
Senior notes	2044	US	1,050	5.000%	1,360	1,318
Senior notes	2048	US	750	4.300%	971	—
					13,982	14,555
Deferred transaction costs and discounts					(117)	(107)
Less current portion					(400)	(1,756)

Total long-term debt					13,465	12,692

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at September 30, 2018 and December 31, 2017.

Rogers Communications Inc.	24	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

The tables below summarize the activity relating to our long-term debt for the three and nine months ended September 30, 2018 and 2017.

		Three months ended September 30, 2018			Nine months ended September 30, 2018
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (US$)	—	—	—	125	1.26	157
Credit facility repayments (US$)	—	—	—	(125)	1.26	(157)
Net borrowings under credit facilities			—			—

Senior note issuances (US$)	—	—	—	750	1.25	938
Senior note repayments (US$)	—	—	—	(1,400)	1.26	(1,761)
Net repayment of senior notes			—			(823)

Net repayment of long-term debt			—			(823)

		Three months ended September 30, 2017			Nine months ended September 30, 2017
(In millions of dollars, except exchange rates)	Notional	Exchange	Notional	Notional	Exchange	Notional
	(US$)	rate	(Cdn$)	(US$)	rate	(Cdn$)

Credit facility borrowings (Cdn$)			450			1,730
Credit facility borrowings (US$)	285	1.30	370	860	1.33	1,144
Total credit facility borrowings			820			2,874

Credit facility repayments (Cdn$)			(450)			(1,830)
Credit facility repayments (US$)	(435)	1.27	(553)	(1,010)	1.31	(1,325)
Total credit facility repayments			(1,003)			(3,155)

Net repayments under credit facilities			(183)			(281)

Senior note repayments (Cdn$)			—			(750)

Net repayment of long-term debt			(183)			(1,031)

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Long-term debt net of transaction costs, beginning of period	14,000	14,927	14,448	16,080
Net repayment of long-term debt	—	(183)	(823)	(1,031)
(Gain) loss on foreign exchange	(135)	(345)	250	(655)
Deferred transaction costs incurred	(2)	—	(18)	(3)
Amortization of deferred transaction costs	2	3	8	11

Long-term debt net of transaction costs, end of period	13,865	14,402	13,865	14,402

Bank Credit Facility
During the three months ended September 30, 2018, we amended our revolving credit facility to, among other things, extend the maturity date of the $2.5 billion tranche from March 2022 to September 2023 and to extend the maturity date on the $700 million tranche from March 2020 to September 2021.

Senior Notes
Issuance of senior notes and related derivatives
In February 2018, we issued US$750 million senior notes due 2048 with a coupon of 4.3%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance.

Rogers Communications Inc.	25	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Repayment of senior notes and related derivative settlements
In April 2018, we repaid the entire outstanding principal amount of our US$1.4 billion ($1.8 billion) 6.8% senior notes otherwise due in August 2018. At the same time, the associated debt derivatives were settled for net proceeds received of $326 million. As a result, we repaid a net amount of $1.5 billion including settlement of the associated debt derivatives, which was separately funded through our US CP program and our bank credit facility. In the first quarter of 2018, we recognized a $28 million loss on repayment of long-term debt reflecting our obligation to pay redemption premiums upon repayment (see note 7).

The tables below summarize the repayment of our senior notes for the three and nine months ended September 30, 2018 and 2017.

	Three months ended September 30, 2018		Nine months ended September 30, 2018
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

April 2018	—	—	1,400	1,761

	Three months ended September 30, 2017		Nine months ended September 30, 2017
(In millions of dollars) Maturity date	Notional amount (US$)	Notional amount (Cdn$)	Notional amount (US$)	Notional amount (Cdn$)

March 2017	—	—	—	250
June 2017	—	—	—	500
Total	—	—	—	750

There were no debt derivatives associated with the Canadian dollar-denominated senior notes repaid in 2017.

NOTE 14: SHAREHOLDERS' EQUITY

Dividends
Below is a summary of the dividends we declared and paid on our outstanding RCI Class A Voting common shares (Class A Shares) and Class B Non-Voting Shares in 2018 and 2017.

Date declared	Date paid	Dividend per share (dollars)

January 24, 2018	April 3, 2018	0.48
April 19, 2018	July 3, 2018	0.48
August 15, 2018	October 3,2018	0.48
		1.44

January 26, 2017	April 3, 2017	0.48
April 18, 2017	July 4, 2017	0.48
August 17, 2017	October 3, 2017	0.48
October 19, 2017	January 2, 2018	0.48
		1.92

On October 18, 2018, the Board of Directors declared a dividend of $0.48 per Class A Share and Class B Non-Voting Share to be paid on January 3, 2019 to shareholders of record on December 11, 2018.

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above five cents per share.

Normal Course Issuer Bid
In April 2018, the TSX accepted a notice of our intention to commence a normal course issuer bid (NCIB) that allows us to purchase, during the twelve-month period beginning April 24, 2018 and ending April 23, 2019, the lesser of 35.8 million Class B Non-Voting Shares and that number of Class B Non-Voting Shares that can be purchased under the NCIB for an aggregate purchase price of $500 million. We did not repurchase any shares under the NCIB during the three months ended September 30, 2018.

Rogers Communications Inc.	26	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

NOTE 15: STOCK-BASED COMPENSATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries, benefits, and stock-based compensation, for the three and nine months ended September 30, 2018 and 2017.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Stock options	8	8	9	33
Restricted share units	16	15	33	42
Deferred share units	11	10	19	45
Equity derivative effect, net of interest receipt	(23)	(18)	(13)	(73)

Total stock-based compensation expense	12	15	48	47

As at September 30, 2018, we had a total liability recognized at its fair value of $225 million (December 31, 2017 - $223 million) related to stock-based compensation, including stock options, restricted share units (RSUs), and deferred share units (DSUs).

During the three and nine months ended September 30, 2018, we paid $13 million and $61 million (2017 - $11 million and $92 million), respectively, to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature.

Stock Options
Summary of stock options
The tables below summarize the activity related to stock option plans, including performance options, for the three and nine months ended September 30, 2018 and 2017.

	Three months ended September 30, 2018		Nine months ended September 30, 2018
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	2,915,904	$52.82	2,637,890	$49.42
Granted	37,715	$68.10	850,700	$58.88
Exercised	(29,125)	$46.38	(564,096)	$44.69
Forfeited	(73,080)	$55.53	(73,080)	$55.53

Outstanding, end of period	2,851,414	$53.02	2,851,414	$53.02

Exercisable, end of period	1,175,200	$46.40	1,175,200	$46.40

	Three months ended September 30, 2017		Nine months ended September 30, 2017
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of period	3,270,658	$48.56	3,732,524	$43.70
Granted	—	—	993,740	$59.71
Exercised	(174,282)	$38.47	(1,495,187)	$42.65
Forfeited	(171,229)	$51.86	(305,930)	$50.46

Outstanding, end of period	2,925,147	$48.97	2,925,147	$48.97

Exercisable, end of period	1,032,932	$41.49	1,032,932	$41.49

Included in the above table are grants of nil and 439,435 performance options to certain key executives during the three and nine months ended September 30, 2018 (2017 - nil and 489,835), respectively.

Unrecognized stock-based compensation expense related to stock option plans was $9 million as at September 30, 2018 (December 31, 2017 - $6 million) and will be recognized in net income over the next four years as the options vest.

Rogers Communications Inc.	27	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Restricted Share Units
Summary of RSUs
Below is a summary of the activity related to RSUs outstanding, including performance RSUs, for the three and nine months ended September 30, 2018 and 2017.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2018	2017	2018	2017

Outstanding, beginning of period	2,242,858	1,809,475	1,811,845	2,237,085
Granted and reinvested dividends	207,482	150,370	1,186,553	793,042
Exercised	(98,603)	(12,015)	(562,750)	(930,042)
Forfeited	(79,454)	(41,092)	(163,365)	(193,347)

Outstanding, end of period	2,272,283	1,906,738	2,272,283	1,906,738

Included in the above table are grants of 22,896 and 260,395 performance RSUs to certain key executives during the three and nine months ended September 30, 2018 (2017 - 2,101 and 131,532), respectively.

Unrecognized stock-based compensation expense related to these RSUs was $66 million as at September 30, 2018 (December 31, 2017 - $41 million) and will be recognized in net income over the next three years as the RSUs vest.

Deferred Share Unit Plan
Summary of DSUs
Below is a summary of the activity related to DSUs outstanding, including performance DSUs, for the three and nine months ended September 30, 2018 and 2017.

	Three months ended September 30		Nine months ended September 30
(In number of units)	2018	2017	2018	2017

Outstanding, beginning of period	2,177,066	2,771,892	2,327,647	2,396,458
Granted and reinvested dividends	21,221	31,149	113,973	713,425
Exercised	(85,661)	(85,050)	(287,751)	(220,580)
Forfeited	(61,527)	(221,924)	(102,770)	(393,236)

Outstanding, end of period	2,051,099	2,496,067	2,051,099	2,496,067

Included in the above table are grants of 5,337 and 37,761 performance DSUs to certain key executives during the three and nine months ended September 30, 2018 (2017 - 5,248 and 187,748), respectively.

Unrecognized stock-based compensation expense related to these DSUs as at September 30, 2018 was $10 million (December 31, 2017 - $22 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

NOTE 16: RELATED PARTY TRANSACTIONS

Controlling Shareholder
We enter into certain transactions with private companies controlled by the controlling shareholder of RCI, the Rogers Control Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid during the three and nine months ended September 30, 2018 and 2017 were less than $1 million, respectively.

Rogers Communications Inc.	28	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Transactions with Key Management Personnel
We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and

•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amounts agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing for these services are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of the related party activity for the business transactions described above.

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Printing and legal services	4	4	9	14

NOTE 17: CONTINGENT LIABILITIES

System Access Fee - Saskatchewan
In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs' application to have the proceeding certified as a national, "opt-in" class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an "opt-out" class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 Fee
In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

Cellular Devices
In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Income Taxes
We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Rogers Communications Inc.	29	Third Quarter 2018

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

Outcome of Proceedings
The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 18: SUPPLEMENTAL CASH FLOW INFORMATION

Change in Non-Cash Operating Working Capital Items

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
(In millions of dollars)		(restated, see note 2)		(restated, see note 2)

Accounts receivable	(12)	43	35	101
Inventories	7	62	52	103
Other current assets	13	51	(40)	(26)
Accounts payable and accrued liabilities	148	206	(32)	(196)
Contract and other liabilities	(79)	(111)	(87)	(129)

Total change in non-cash operating working capital items	77	251	(72)	(147)

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Capital expenditures before proceeds on disposition	705	658	1,982	1,669
Proceeds on disposition	(5)	—	(20)	(74)

Capital expenditures	700	658	1,962	1,595

Rogers Communications Inc.	30	Third Quarter 2018